UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

PIVOTAL CORPORATION

________________________________________________________________________________

(Name of Issuer)

COMMON SHARES

________________________________________________________________________________

(Title of Class of Securities)

72581R 10 6

______________________________________

(CUSIP Number)

December 31, 2002

________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-02) Page 1 of 5

CUSIP No. 72581R 10 6

1. Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).:

NORMAN B. FRANCIS

2. Check the Appropriate Box if a Member of a Group (See Instructions)

      [_]
      [_]

3. SEC Use Only:

4. Citizenship or Place of Organization:

Canadian

Number of 5. Sole Voting Power: 2,031,600 common shares

Shares Bene- _______________________________________________________________________________

finically by

Owned by Each 6. Shared Voting Power: 697,143 common shares

Reporting _______________________________________________________________________________

Person With:

7. Sole Dispositive Power: 1,334,457 common shares

______________________________________________________________________________

8. Shared Dispositive Power: 697,143 common shares

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,031,600 common shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11. Percent of Class Represented by Amount in Row (9): 8%

12. Type of Reporting Person (See Instructions) IN

__________________________________________________________________________________________

__________________________________________________________________________________________

__________________________________________________________________________________________

__________________________________________________________________________________________

__________________________________________________________________________________________

Item 1.

(a) Name of Issuer:

PIVOTAL CORPORATION

(b) Address of Issuer's Principal Executive Offices:

Suite 700-850 Beatty Street, Vancouver, BC V6B 1C1

Item 2.

(a) Name of Person Filing:

Norman B. Francis

(b) Address of Principal Business Office or, if none, Residence:
Suite 700-850 Beatty Street, Vancouver, BC V6B 1C1

(c) Citizenship:

Canadian

(d) Title of Class of Securities:

Common Shares

(e) CUSIP Number:

72581R 10 6

Item 3. If this statement is filed pursuant to s.s. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

(a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15

U.S.C. 80a-8).

(e) [_] An investment adviser in accordance with s.s. 240.13d-1(b)(1)(ii)(E):

(f) [_] An employee benefit plan or endowment fund in accordance with s.s. 240.13d-1(b)(1)(ii)(F):

(g) [_] A parent holding company or control person in accordance with s.s. 240.13d-1(b)(1)(ii)(G):

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(12 U.S.C. 1813):

(i) [_] A church plan that is excluded from the definition of an investment company under section

3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j) [_] Group, in accordance with s.s 240.13d-1(b)(1)(ii)(J).

CUSIP No. 72581R 10 6

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially owned: 2,031,600 common shares

(b) Percent of Class: 8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,334,457 common shares consisting of 868,657 common shares held individually, 400,800 shares held in the name of Francis Family Trust, a family trust for the benefit of Mr. Francis and his three children and 65,000 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 2002

(ii) Shared power to vote or to direct the vote: 697,143 common shares in the name of Boardwalk Ventures Inc. a holding company 50 % owned by Mr. Francis and 50% owned by his spouse.

(iii) Sole power to dispose or to direct the disposition of: 1,334,457 common shares consisting of 868,657 common shares held individually, 400,800 shares held in the name of Francis Family Trust, a family trust for the benefit of Mr. Francis and his three children and 65,000 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 2002

(iv) Shared power to dispose or to direct the disposition of: 697,143 common shares in the name of Boardwalk Ventures Inc. a holding company 50 % owned by Mr. Francis and 50% owned by his spouse.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see s.s 240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8 Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

CUSIP No. 72581R 10 6

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to s.s 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to s.s 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2003

Date

/s/ Norman B. Francis

Signature

Norman B. Francis /Chairman of the Board

Name/Title